U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-52905

  X . Form 10-K           Form 20-F          Form 11-K        Form 10-Q          Form 10-D       Form N-SAR        Form N-CSR

For period ended: December 31, 2010

      .

Transition Report on Form 10-K

      .

Transition Report on Form 20-F

      .

Transition Report on Form 11-K

      .

Transition Report on Form 10-Q

      .

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I B  REGISTRANT INFORMATION

International Industrial Enterprises, Inc.
Full Name of Registrant:

4116 Antique Sterling Ct.
Address of Principal Executive Office

Las Vegas, NV 89129
City, State and Zip Code

PART II B  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

X .	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III B  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company's auditing firm needs additional time beyond March 31 2011 to complete their review of the Company's records. Due to recent events, the Registrant requests an extension of time to file its Form 10-K, as it could not complete the filing of its Form 10-K on or before the prescribed due date without unreasonable effort. The Company expects to file its Annual Report on Form 10-K on or before the  April 15, 2011 following the prescribed due date for the registrant's Form 10-K.

PART IV B OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

David Rogers	702	255-4170
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

      Yes   X  No

March 31, 2009 10-Q

June 30, 2009 10-Q

September 30, 2009 10-Q

December 31, 2009 10-K

March 31, 2010 10-Q

June 30, 2010 10-Q

September 30, 2010

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes   X  No

International Industrial Enterprises, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 29, 2011

By: /s/ David Rogers

Name: David Rogers

Title:   President

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